UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2004.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-85904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	4
Notes to Financial Statements	5 - 12

Supplemental Schedules as of and for the Year Ended December 31, 2004:
Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at Year End)	13
Form 5500, Schedule H, Item 4(j): Schedule Of Reportable Transactions	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Organization, Compensation, and Nominating Committee of the Board of
Directors of Dominion Resources, Inc. and the Trustee and Participants of the Dominion East Ohio Gas
Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-
CIO
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion East Ohio Gas Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 8, 2005

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31, 2004	December 31, 2003

Assets:

Participant-Directed Investments	$151,711,007	$147,399,613

Nonparticipant-Directed Investments	4,756,898	3,417,789

Receivables	31,004	249,262

Total Assets	156,498,909	151,066,664

Liabilities:

Payables for Investments Purchased	31,223	283,097

Administrative Expenses Payable	65,842	36,663

Other Liabilities	314,355	215,696

Total Liabilities	411,420	535,456

NET ASSETS AVAILABLE FOR BENEFITS	$156,087,489	$150,531,208

The accompanying notes are an integral part of the financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
Additions:
Investment Income:
Dividends	$ 2,335,548
Interest	240,295
Net Appreciation in Fair Value of Investments	6,403,230
Income from Master Trust	2,970,966

Total Investment Income	11,950,039

Contributions:
Participants	5,194,186
Employers	1,544,406

Total Contributions	6,738,592

Total Additions	18,688,631

Deductions:
Benefits Paid to Participants	12,872,995
Administrative Expenses	126,844

Total Deductions	12,999,839

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	5,688,792

NET TRANSFER OF PARTICIPANTS' ASSETS FROM THE PLAN TO OTHER PLANS	(132,511)

NET INCREASE	5,556,281

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	150,531,208

End of Year	$156,087,489

The accompanying notes are an integral part of the financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Dominion East Ohio Gas Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering union-eligible employees of The East Ohio Gas Company (the "Employer") who are 18 or older. The East Ohio Gas Company is a wholly-owned subsidiary of Consolidated Natural Gas Company (the "Company" or "CNG"). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. ("Dominion"). The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the Trustee of the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their earnings each pay period, in increments of 1%. Contributions are subject to applicable Internal Revenue Code ("IRC") limitations. The Employer contributes amounts equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. The Employer's matching contribution is increased to 66.7% of each participant's contributions, not to exceed 4% of participant's eligible earnings, for employees who have 20 or more years of service.

c. PARTICIPANT ACCOUNTS - Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Employer's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e. VESTING - Participants immediately vest in their contributions and earnings. Participants vest in the Employer's matching contribution and related earnings after three years of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Employer contributions.

f.   INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds.

The Plan provides for employee contributions to be invested in the following:

Dominion Stock Fund

Interest in Master Trust:

Dresdner Large Cap Growth Fund (Dresdner Fund)
Certus Stable Value Fund (Certus Fund)

Common/Collective Trusts:

Capital Guardian Balanced - Aggressive Growth
Capital Guardian Balanced - Conservative
Capital Guardian Balanced - Moderate
Large Cap Value Fund
Wilshire 4500 Index Fund
EB Mellon Total Return Fund
Mellon S&P 500 Index Daily Fund

Mutual Funds:

Real Estate Fund
Small Cap Value Fund
Small Cap Growth Fund
Euro Pacific Growth Fund

Company Contributions: Employer's matching contributions are automatically contributed into the Dominion Stock Fund. However, participants may transfer 100% of the value of the Company Match Account into another investment option at anytime.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:
    50% of the vested account balance or
    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a bi-monthly basis. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 31, 2004 and 2003.

i. FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - Investments in Dominion Common Stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2) Investment in Certus Fund - The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(3) Investment in Dresdner Fund - Investments in the Dresdner Fund are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(4) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(5) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(6) Loans to Participants - Participant loans are valued at the outstanding loan balances.

c. INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest Income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper.

f. TRANSFERS - Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2004 net transfers to other savings plans were $132,511.

g. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

h. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2004 and 2003, are investments in Dominion Common Stock amounting to approximately $53 million and $57 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2004	December 31, 2003

Interest in Certus Fund	$69,383,393	$63,195,286
Mellon S&P 500 Index Daily Fund	7,741,186	7,641,209
Dominion Common Stock *	4,755,687	3,414,486
Dominion Common Stock	48,323,277	53,843,067

* Nonparticipant-directed

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Mutual Funds (Equity Securities)	$1,403,255
Dominion Common Stock	3,472,715

Investments at Estimated Fair Value:
Common/Collective Trust	1,527,260

Total	$6,403,230

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2004	December 31, 2003
Net Assets:
Investments:
Dominion Common Stock	$4,755,687	$3,414,486
Common/Collective Trusts	1,211	3,303

Total Investments	4,756,898	3,417,789

Receivables:
Interest	17	6
Securities Sold	2,755	14,857

Total Receivables	2,772	14,863

Total Assets	4,759,670	3,432,652

Liabilities:
Payables for Investments Purchased	2,798	16,882
Administrative Expenses Payable	4	─

Total Liabilities	2,802	16,882

Net Assets Available for Benefits	$4,756,868	$3,415,770

Year Ended December 31, 2004
Changes in Net Assets:
Net Appreciation in Fair Value of Investments	$95,768
Dividend Income	62,682
Interest	82
Contributions	1,549,410
Benefits Paid to Participants	(88,743)
Administrative Expenses	(361)
Transfers to Participant-Directed Investments	(41,302)
Transfers of Participants' Assets to Other Plans	(236,438)

Net Increase in Net Assets	$1,341,098

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. PLAN INTEREST IN THE DOMINION MASTER TRUST

The Plan's investment in the Certus Fund and the Dresdner Fund are held in a Master Trust which was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Certus Fund - At both December 31, 2004 and 2003, the Plan's interest in the net assets of the Certus Fund was approximately 11%. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Certus Fund:

	December 31, 2004	December 31, 2003
Guaranteed Investment Contracts (contract value)	$583,020,568	$555,629,940
Short-term Investment Fund (estimated fair value)	27,315,302	20,417,672
Corporate Debt Instruments	--	5,115,332
Registered Investment Companies	10,955,564	10,462,036
Cash	--	19,051
Interest receivable	2,138,217	2,080,126

Total	$623,429,651	$593,724,157

Investment income for the Certus Fund is as follows:

Year Ended December 31, 2004
Interest	$27,042,404
Net appreciation in Fair Value of Investments	514,822
Less: Investment Expenses	(1,901,492)

Total	$25,655,734

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2004 and 2003, was approximately $635 million and $613 million, respectively. The average yield on assets on December 31, 2004 and 2003, was estimated at 4.53% and 4.90%, respectively. The average duration of investment contracts within the Certus Fund was 2.84 years at December 31, 2004 and 3.25 years at December 31, 2003. The crediting interest rates used to determine fair value for the contracts as of December 31, 2004 ranged from 2.74% to 7.26%. The crediting rates on certain of these contracts reset periodically, based upon individual contract terms, and have interest rates of not less than 0%. In the event of certain Plan-initiated events, such as premature termination of the contracts by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, contracts will not be eligible for book value disbursements. Such events may cause liquidation of all or a portion of a contract at a market value adjustment.

Dresdner Fund - At both December 31, 2004 and 2003, the Plan's interest in the net assets of the Dresdner Fund was approximately 9%. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Dresdner Fund:

	December 31, 2004	December 31, 2003
Dresdner Fund	$50,351,662	$48,084,699

Investment income for the Dresdner Fund is as follows:

Year Ended December 31, 2004
Interest	$ 16,389
Dividends	543,569
Net appreciation in fair value of investments	1,485,433

Total	$2,045,391

7. TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on February 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common / Collective Trusts and a Master Trust managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 783,569 and 897,032 units, respectively, of common stock of Dominion, the sponsoring employer, with a cost basis of approximately $41 million and $43 million, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of approximately $2 million.

9. SUBSEQUENT EVENT

In June 2005, the Plan approved the following changes to participant investment offerings, effective July 6, 2005: The underlying investments for the Capital Guardian Balanced - Aggressive Growth Fund, Capital Guardian Balanced - Conservative Balanced Fund, and Capital Guardian Balanced - Moderate Fund (the Balanced Funds) will be replaced. The Balanced Funds managed by Capital Guardian Trust Company will be transferred to similar balanced funds managed by Northern Trust Global Securities. In addition, the Small Cap Growth Fund's underlying investment, the RS Diversified Growth Fund, will be replaced with the Vanguard Explorer Fund.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004
FORM 5500, SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS (HELD AT YEAR END)
Description	Cost	Current Value
Dominion Resources, Inc., Common Stock *	$ 41,157,529	$ 53,078,964

Interest in Master Trust:
Dresdner Large Cap Growth Fund	4,324,342	4,286,916
Certus Stable Value Fund*	59,508,296	69,383,393

	63,832,638	73,670,309

Common/Collective Trusts:
EB Temporary Investment Fund	50,467	50,467
Large Cap Value Fund	291,961	319,678
EB Mellon Total Return Fund*	1,180,637	1,325,839
Wilshire 4500 Index Fund*	633,842	741,937
Mellon S&P 500 Index Daily Fund*	6,883,697	7,741,186
Capital Guardian Balanced - Conservative	401,771	450,297
Capital Guardian Balanced - Moderate	1,590,494	1,959,923
Capital Guardian Balanced - Aggressive Growth	2,742,815	3,254,689

	13,775,684	15,844,016

Mutual Funds:
Real Estate Fund	1,746,607	1,953,515
Euro Pacific Growth Fund	1,536,863	1,968,092
Small Cap Growth Fund	765,639	849,841
Small Cap Value Fund	3,814,566	4,572,117

	7,863,675	9,343,565

Loans to Participants	4,531,051	4,531,051

TOTAL ASSETS HELD FOR INVESTMENT	$131,160,577	$156,467,905

* A party-in-interest as defined by ERISA

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2004
FORM 5500, SCHEDULE H, ITEM 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series Transactions in Excess of Five Percent of Plan Assets
Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss
283,018	Dominion Resources Inc. Common Stock*	$ -	$ 18,074,433	$ -	$ -	$ -
392,841	Dominion Resources Inc. Common Stock*	-	-	25,497,601	19,756,734	5,740,867
17,008,734	EB Temporary Investment Fund	-	17,008,734	-	-	-
17,013,660	EB Temporary Investment Fund	-	-	17,013,660	17,013,660	-
*A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO (name of plan)
/s/ Anne M. Grier Anne M. Grier Chairman, Dominion Resources, Inc. Administrative Benefits Committee

Date: June 14, 2005